SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2009

Commission File Number 1-34455

Anheuser-Busch InBev SA/NV

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1
1000 Brussels, Belgium
(Address of principal executive offices )

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

This Report contains a copy of the following:

(1) The Press Release issued on October 1, 2009.

Brussels, 1 October 2009 – 1 / 2

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Completes Sale of Four Metal Beverage Container Manufacturing Plants

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) announced today that it has completed the previously announced sale of four metal can and lid manufacturing plants from AB InBev's U.S. metal packaging subsidiary, Metal Container Corporation, to Ball Corporation (NYSE: BLL) for an aggregate purchase price of 577 million USD.

As part of the transaction, Ball Corporation has entered into a long-term supply agreement to continue to supply Anheuser-Busch InBev with metal beverage cans and lids from the divested plants. Ball has committed, as part of the acquisition agreement, to offer employment to each active employee of the plants.

The sale of this group of soft drinks-focused plants is part of AB InBev's ongoing de-leveraging program and generates proceeds that will be used to pay down debt incurred as a result of the combination of InBev and Anheuser-Busch.

Deutsche Bank AG and Lazard Frères & Co. LLC acted as financial advisors and Sullivan & Cromwell LLP acted as legal counsel to Anheuser-Busch InBev.

Brussels, 1 October 2009 – 2 / 2

About Anheuser-Busch InBev
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of nearly 300 brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Horen brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. On a combined basis for 2008, the company would have generated revenues of 39 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: Karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)
Dated: October 1, 2009	By:	/s/ B. Loore Name: B. Loore Title: VP Legal Corporate